                                                                   EXHIBIT 99.01

                      RISK FACTORS RELATING TO THE COMPANY

MANAGEMENT OF GROWTH

         The Company has experienced rapid growth over the past three years. The growth and expansion of the Company's business have placed, and the Company believes will continue to place, a strain on its operational, human and financial resources. In order to manage its growth, the Company must continue to attract, retain and reward qualified and experienced management, loan and clerical personnel who possess both the personal affiliations and leadership traits the Company seeks. In particular, the Company relies on a number of key executives, including Ernest J. Sewell, its President and Chief Executive Officer. The Company maintains key man life insurance on Mr. Sewell in the amount of $1 million. The loss of the services of any key executive could have a material adverse effect on the Company. Failure to manage growth effectively or to attract and retain qualified personnel could have a material adverse effect on the Company's business and could restrain the Company's ability to successfully implement its business strategy.

EXPANSION INTO NEW GEOGRAPHIC MARKETS

         In pursuing its growth strategy, the Company may expand its presence into new geographic markets, including markets outside the State of North Carolina. When entering new geographic markets, the Company will need to establish, or have in place, relationships with new or additional well-trained local managers and will be reliant on such managers who have the local affiliations the Company seeks. Therefore, it will be necessary for the Company to give significant autonomy to its managers in any new branches. The Company may also be required to comply with laws and regulations that differ from those currently applicable to the Company, and may face competitors with greater knowledge of such local markets. There can be no assurance that the Company will be able to establish local affiliations, realize management and operating efficiencies or otherwise establish a presence in these new geographic markets.

POTENTIAL RISKS ASSOCIATED WITH ACQUISITIONS

                  The Company intends to expand its business through selective de novo branch openings and possible acquisitions. There can be no assurance that the Company will be able to consummate, or if consummated, successfully integrate, any future de novo branch opening or acquisition, and there can be no assurance that the Company will not incur disruption and unexpected expenses in integrating such transactions. Although the Company currently has no agreements or understandings, either written or oral, in place, in the normal course of business, the Company evaluates potential transactions that would complement or expand the Company's business. In doing so, the Company competes with other potential bidders, many of which have greater financial and operational resources. There can be no assurance that the Company will be able to successfully negotiate, finance or integrate any such transactions. Furthermore, the process of evaluating, negotiating and integrating transactions may divert management time and resources. There can be no assurance that any given de novo branch opening or acquisition, when consummated, will not have a material adverse effect on the Company's business, results of operations or financial condition.

COMPOSITION OF LOAN PORTFOLIO

         At December 31, 1997, real estate loans comprised 56.1% of the Bank's total loan portfolio, which includes residential mortgages and construction and commercial loans secured by real estate. The Company generates a substantial portion of its real estate mortgage loans in North Carolina. Therefore, conditions of the real estate markets in North Carolina could strongly influence the level of the Company's non-performing mortgage loans and the results of operations and financial condition of the Company. Real estate values and the demand for mortgages and construction loans are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers, and acts of nature. Although the Company's underwriting standards are intended to protect the Company against adverse general and local real estate trends, declines in real estate markets could adversely impact the demand for new real estate loans, the value of the collateral securing the Company's loans and the business, results of operations and financial condition of the Company.

MEMORANDUM OF UNDERSTANDING

         On November 13, 1997, the Company and the Office of the Comptroller of the Currency (the "OCC") entered into a Memorandum of Understanding (the "MOU") pursuant to which the Company agreed to take certain actions to improve its infrastructure, primarily necessitated by its rapid growth. In general, the OCC requested that the Company improve its internal procedures and policies, such as revising its written loan policy, developing a program to strengthen its loan administration and taking steps to increase its liquidity commensurate with its past, and expected future, growth. The Company addressed each of the areas specified and the OCC has not requested any further action by the Company. As is customary, the MOU will remain in effect until the next regularly scheduled Bank examination when the Company expects the MOU to be terminated. An OCC Memorandum of Understanding is not a formal enforcement procedure recognized by law, but is an informal mechanism used to monitor compliance by national banks, such as the Bank, with the OCC's published rules and regulations. An institution's failure to comply with a Memorandum of Understanding can result in a formal enforcement proceeding or other remedial action. Management believes that the actions taken by the Company to address the concerns identified by the OCC in the MOU have not had a material adverse effect on the business, results of operations or financial condition of the Company. However, since the MOU has not been formally terminated, the OCC could request the Company take additional steps which, if required, could have a material adverse effect on its business, results of operations or financial condition. See Note 17 to the Company's Consolidated Financial Statements.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS

         Commercial banking in North Carolina is extremely competitive, due in large part to statewide branching. Currently, many of the Company's competitors in certain markets are significantly larger and have greater resources than the Company. The Company encounters significant competition from a number of sources, including other bank holding companies, commercial banks, thrift institutions, credit unions and other financial institutions and financial intermediaries. Among commercial banks, the Bank competes in its market areas with some of the largest banking organizations in the country. Moreover, competition is not limited to financial institutions based in North Carolina. The enactment of federal legislation authorizing nationwide interstate banking has greatly increased the size and financial resources of some of the Company's competitors. Consequently, many of the Company's competitors have substantially higher lending limits due to their greater total capitalization, and many perform functions for their customers that the Bank does not offer. As a result, the Company is likely to encounter increased competition, especially as it expands into new markets, that may limit its ability to maintain or increase its market share or otherwise materially and adversely affect its business, results of operations and financial condition.

GOVERNMENTAL POLICIES AND REGULATION

The profitability of the Company depends to a large extent upon its net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. The net interest income of the Company would be adversely affected if changes in market interest rates caused by governmental fiscal policies or otherwise resulted in the cost of interest-bearing liabilities increasing faster than the increase in the yield on the interest-earning assets of the Company. The operating results of the Company are also affected by credit policies of monetary authorities, particularly the Federal Reserve Board ("Federal Reserve"). The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. Government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels and loan demand on the results of operations and business of the Company. In addition, the Company and the Bank are subject to extensive supervision, regulation and control by several federal and state governmental agencies, including the Federal Reserve, the OCC and the FDIC. Certain recently enacted or proposed legislation or regulations, and future legislation or regulations, could have an adverse effect on both the costs of doing business and the competitive factors facing the financial institutions industry. Although the impact of such legislation and regulation cannot be predicted, future changes may alter the structure of and competitive relationships among financial institutions and the cost of doing business.

IMPACT OF TECHNOLOGICAL ADVANCES; UPGRADE TO COMPANY'S INTERNAL SYSTEMS

         The banking industry is undergoing, and management believes will continue to undergo, technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to enhance efficiencies in the Company's operations. Management believes that keeping pace with technological advances is important for the Company, as long as its emphasis on personalized services is not adversely impacted. As a result, the

Company intends to upgrade its internal systems, both through the efficient use of technology (including software applications) and by strengthening its policies and procedures. Many of the Company's competitors will have substantially greater resources than the Company to invest in technological and infrastructure improvements. There can be no assurance that the Company will be able to effectively implement new technology-driven products and services consistent with its emphasis on individualized attention to its customers' needs.

YEAR 2000 COMPLIANCE

         As the year 2000 approaches, an important business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. Many existing application software products, including the Company's, were designed to accommodate a two-digit year. For example, "98" is stored on the system and represents 1998 and "00" represents 1900. The Bank primarily utilizes a third-party vendor for processing its primary banking applications. In addition, the Bank also uses third-party vendor application software for all ancillary computer applications. The third-party vendor for the Company's banking applications is in the process of modifying, upgrading or replacing its computer applications to insure Year 2000 compliance. To assist in this effort, the Company has been advised by such vendor that the vendor has hired the services of a consultant to review the plan and assist such vendor in achieving Year 2000 compliance by December 31, 1998. In addition the Company has instituted a Year 2000 compliance program whereby the Bank is reviewing the Year 2000 issues that may be faced by its other third-party vendors. Under such program, the Company will examine the need for modifications or replacement of all non-Year 2000 compliant pieces of software. The Company does not currently expect that the cost of its Year 2000 compliance program will be material to its financial condition and expects that it will satisfy such compliance program without material disruption of its operations. In the event that the Bank's significant suppliers do not successfully and timely achieve Year 2000 compliance, the Bank's business, results of operations or financial condition could be adversely affected.